EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Simon Property Group, L.P. (the "Company") on Form 10-K for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID SIMON
David Simon
Chairman of the Board of Directors,
Chief Executive Officer and President of
Simon Property Group, Inc., General Partner

Date: February 21, 2025

/s/ BRIAN J. MCDADE
Brian J. McDade
Executive Vice President and Chief Financial Officer
of Simon Property Group, Inc.,
General Partner

Date: February 21, 2025